As filed with the Securities and Exchange Commission on February 27, 1997
                                Registration No.

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    FORM S-3
                             Registration Statement
                                    Under The
                             Securities Act of 1933

                                ILX INCORPORATED
             (Exact name of registrant as specified in its charter)

ARIZONA                                                      86-0564171
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

                          2111 East Highland, Suite 210
                             Phoenix, Arizona 85016
                                 (602) 957-2777
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                JOSEPH P. MARTORI
                             Chief Executive Officer
                                ILX Incorporated
                          2111 East Highland, Suite 210
                             Phoenix, Arizona 85016
                                 (602) 957-2777
           (Name, address, and telephone number, of agent for service)

                                    Copy to:
                              HUGH L. HALLMAN, ESQ.
                             Colombo & Bonacci, P.C.
                        2525 East Camelback Rd., Ste. 840
                             Phoenix, Arizona 85016
                                 (602) 956-5800

         Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ] ____________________.

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________________________.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================================
           Title of Each Class                      Amount             Average of Bid & Ask Price of          Amount
     of Securities to Be Registered                  to be                     Common Stock                     of
                                                  Registered              as of February 26, 1997        Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
  Common Stock, no par value per share        8,456,988* shares                 $1.2345                    $489.12*
=============================================================================================================================

* Pursuant to Rule 429(a) of the Securities Act, this Registration Statement relates to Registrations No. 33-75382 and No. 333-03151 filed on Form S-3 and concerning 7,838,462 and an additional 2,058,046 shares, respectively, and with respect to which a fee of $4,388.60 and $907.06 respectively already has been paid. Of those shares that were registered under both Registrations No. 33-75382 and 333-03151, 1,585,000 have previously been disposed of, expired or are no longer subject to registration and 7,149,488 continue to be held by the Selling Shareholders. Accordingly, a registration fee of only $489.12 need be filed for the 1,307,500 shares newly registered hereunder.

                                ILX INCORPORATED
                 8,456,988 Shares of Common Stock, No Par Value

         This Prospectus relates to 8,456,988 shares of common stock, no par value per share (the "Selling Shareholders' Common Stock") of ILX Incorporated ("ILX") that are owned by Alan R. Mishkin, Joseph P. Martori, Edward J. Martori, Martori Enterprises Incorporated, Nancy J. Stone, William G. Was, Jr., Investor Resource Services, Inc., Douglas L. Newell and Texas Capital Securities (collectively, the "Selling Shareholders"). The Selling Shareholders' Common Stock is being offered for the accounts of the Selling Shareholders.

         ILX will not receive any part of the proceeds from the offering of the Selling Shareholders' Common Stock.

         See "RISK FACTORS" for certain considerations relevant to an investment in the Selling Shareholders' Common Stock.

         ILX's Common Stock (the "ILX Common Stock") is quoted on the National Association of Securities Dealers Automated Quotation Small Cap Market System under the symbol "ILEX."

                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                                                Proceeds to
              Price to Public*       Commissions*          Selling Shareholders*
--------------------------------------------------------------------------------
Per Unit      $       1.2345      $      0.0494               $          1.1851
Total         $10,440,151.68      $  417,775.21               $   10,022,376.47
--------------------------------------------------------------------------------

         Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                               ------------------

                The date of this Prospectus is February __, 1997
--------

     *Estimated based on the average of the bid and ask price of ILX Common Stock of $1.2345 as of February 26, 1997 and on an assumed average rate of commissions (as defined in the Securities Act of 1933 and the rules and regulations under it) of 4% applied to all sales. However, see "PLAN OF DISTRIBUTION." The sales price received for, and the commissions paid on, the sale of the Selling Shareholders' Common Stock may vary from the above assumed sales price and commission rate. Further, ILX rather than the Selling Shareholders will pay the following estimated expenses of issuance and distribution (see "USE OF PROCEEDS," "SELLING SHAREHOLDERS" and "PLAN OF DISTRIBUTION"):

Registration Fees $489.12; Legal Fees $6,000.00; Printing & Engraving $1,800.00; Accounting Fees $5,000.00; Transfer Agent's Fees $1,000.00.

                              AVAILABLE INFORMATION

         ILX is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by ILX can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in Room 3190, Kluczynski Federal Building, 230 South Dearborn Street, Chicago, Illinois 60604, and at 7 World Trade Center, New York, New York 10007. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

         The ILX Common Stock is listed on the National Association of Securities Dealers Automated Quotation ("NASDAQ") Small Cap Market System under the symbol "ILEX." Reports, proxy statements and other information concerning ILX can be inspected at the National Association of Securities Dealers, Report Section, 1735 "K" Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

         The following documents are hereby incorporated by reference: (i) ILX's annual report on Form 10-K for the fiscal year ended December 31, 1995 ("ILX's 10-K") and the exhibits attached thereto or incorporated therein; (ii) ILX's Proxy Statement dated April 19, 1996, which was filed with the Commission on April 26, 1996 ("ILX's Proxy Statement"); (iii) ILX's quarterly reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996, and September 30, 1996 and the exhibits attached thereto or incorporated therein ("ILX's 10-Qs");
(iv) ILX's current reports on Form 8-K dated June 14, 1996, August 5, 1996, January 1, 1997 and January 7, 1997 ("ILX's 8-Ks") and (v) the description of the ILX Common Stock set forth in ILX's Registration Statement filed with the Commission on July 29, 1987, and any and all amendments thereto filed for the purpose of updating such description.

         All documents filed by ILX pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment (which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold) shall be deemed to be incorporated by reference into this Prospectus and to be a part of it from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference that are not presented herein or delivered herewith. Documents relating to ILX (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) are available, and will be provided without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered upon a written or oral request to ILX Incorporated, Attention: Samuel Ciatu, 2111 East Highland, Suite 210, Phoenix, Arizona 85016, telephone number (602) 957-2777.

                                  RISK FACTORS

         An investment in ILX Common Stock involves certain risks. In addition to other information contained in or incorporated by reference into this Prospectus, prospective purchasers carefully should consider the following risk factors before purchasing ILX Common Stock.

         Nature of Business; Business Plan. Resort development, operation and sales to owner-users, through interval ownership, including timesharing or vacation club membership, present certain financial and operational risks that should be considered by each prospective purchaser. These risks include, but are not limited to, the following:

                  Unfavorable Publicity; Remarketing Difficulty. The timeshare or interval ownership industry has been the subject of unfavorable publicity, particularly with respect to difficulties faced by purchasers in remarketing their timeshare interests. Negative publicity might reduce sales and adversely affect the value of ILX's securities, including ILX Common Stock.

                  Marketing Expenses High Compared to Sales Prices. The cost of marketing timeshare interests is a high percentage of the selling price of the timeshare interests. Although ILX has set the sales prices of timeshare interests at levels that are believed to be sufficiently high to cover such costs, there can be no assurance that the timeshare interests of the projects currently involved or other timeshare interests of any other given project will continue to be saleable at such prices. Higher costs could reduce or eliminate profit margins.

                  Buyer Defaults. Generally, buyers of vacation ownership interests present a greater risk of default than home mortgagors, even if they meet credit qualification standards. Private mortgage insurance or its equivalent is not readily available to cover defaults with respect to buyers' purchases of vacation ownership interests. If a buyer defaults, the costs ILX expended to make the associated sale are not recoverable and such costs must be incurred again after the timeshare interest has been returned to ILX's inventory for resale.

                  Lack of Diverse Locations. The attractiveness of interval ownership in resorts may be enhanced by the availability of exchange networks allowing owners to "trade" the time they have purchased for time at another resort. Several companies, including Resort Condominiums International ("RCI") and Interval International ("II"), provide broad-based exchange networks. All intervals currently offered by ILX are qualified for inclusion in either the RCI or II exchange network. Neither ILX's ability to qualify additional properties nor the continued availability of such exchange networks to ILX intervals, however, can be assured. If ILX is unable to respond to consumer demand for greater choices of locations, it may be at a competitive disadvantage with companies that can offer such choices.

                  Potential Competition. Resort development, operation, and timesharing, is a highly competitive industry. ILX anticipates that it will continue to face keen competition in all aspects of its operations from organizations that are larger, better financed and more experienced, such as the Walt Disney Company, Hilton Hotels
         Corporation, Hyatt Hotels Corporation and Marriott International Corporation. There can be no assurance that ILX will be able to compete successfully with such companies.

                  Regulation. ILX's timeshare sales are subject to state regulation by the states in which properties are located and states in which timeshare interests are marketed or sold. ILX and its subsidiary companies presently are permitted to market and sell timeshare interests in all states in which ILX properties are located and all states in which it is marketing and selling timeshare interests. ILX anticipates that ILX and its subsidiaries will apply for the right to conduct additional sales operations in various other states throughout the United States. There can be no assurance that each or any such state will grant, or continue to grant, ILX the right to sell its timeshare interests in such states or that, if such right to conduct sales operations is granted, it will be granted on terms and conditions acceptable to ILX. Further, if agents or employees of ILX violate such regulations or licensing requirements, such acts or omissions might cause the revocation or non-renewal of such licenses required for the sale by ILX and its subsidiary companies of timeshare interests in such states. Under certain conditions, timeshare interests may be considered "securities" under state or federal law, with consequent time-consuming and expensive requirements for registration of such interests, licensing of salespeople and compliance with other regulations. There is no assurance that ILX's interval ownership plans can be designed definitely to avoid regulation as "securities" under federal law or the state law in the states where ILX desires to or does conduct sales or in which its properties are located. If ILX's timeshare interests are deemed to be securities, there can be no assurance that ILX will be able to comply with the applicable state and federal securities requirements  and  if  ILX's  timeshare  interests  are  deemed  to  be securities, such a determination may create liabilities or contingencies that may impact ILX's ability to perform its obligations and may undermine the value of ILX's securities, including ILX Common Stock.

                  Failure to Achieve Business Plan. Although ILX intends to expand its marketing of timeshare interests, no assurance can be given that ILX will be able to achieve these objectives or that, if these objectives are achieved, ILX will be profitable.

                  Potential Lack of Development Financing. ILX's ability to expand its business to new resort projects will in large part depend upon the availability of financing for the acquisition and development of such projects. There can be no assurance that adequate additional financing will continue to be available or that, if it is available, it will be available on terms and conditions favorable to ILX.

         Possibility of Downturn in General Economic Conditions. Any substantial downturn in economic conditions or any significant increase in the cost of fuel or transportation in general could significantly depress discretionary consumer spending and, therefore, have a material adverse effect on ILX's sales of vacation timeshare interests and collection of accounts receivable. In addition, the future unavailability of attractive financing rates and favorable tax treatments (e.g. deductibility of interest payments for "second homes," including interval ownership weeks) could adversely affect ILX's business.

         Potential Lack of Consumer Receivable Financing. A substantial majority of ILX's timeshare sales are made on an installment basis. At such time as an installment sale is made, ILX is required to pay commissions and other costs that typically exceed cash received from the installment purchaser's down payment. Written arrangements presently exist for both the sale and financing of consumer receivables created by such installment sales. The financing is on a recourse basis and thus requires ILX to bear the risk of consumer default. ILX's ability to sell interval ownership weeks will depend upon the continued availability of consumer receivable financing. There can be no assurance that such financing will continue to be available or that, if it is available, it will be available on terms and conditions favorable to ILX. If such financing becomes unavailable upon expiration of existing written arrangements or otherwise, ILX will have to rely upon other methods that could severely limit ILX's ability to fund future operations. In that regard, an affiliate of one of ILX's several primary lenders, Bennett Funding, filed for bankruptcy protection in 1996. ILX has been informed that said proceedings do not involve the affiliate with which ILX conducts business. ILX management is of the opinion that such bankruptcy should have no material impact on its ability to obtain financing, either from said affiliate or alternate sources.

         Debbie Reynolds Hotel & Casino. ILX currently is considering the acquisition of the Debbie Reynolds Hotel & Casino in Las Vegas, Nevada (the "Hotel") under the terms of an agreement dated as of October 30, 1996. (See "The Company -- General.") ILX might do so if and when certain conditions are met by the current owners. According to the terms of the definitive agreement, if ILX elects to consummate the transaction (the likelihood of which is described below, see "The Company -- General"), ILX would pay $4,200,000 in cash that ILX intends to borrow from third party lenders and to whom ILX likely would be required to provide recourse mortgages, issue to the Hotel's current owners 3,750,000 shares of ILX Common Stock that ILX would be obligated to register federally, and assume $5,100,000 in mortgage indebtedness. The mortgage indebtedness likely would be recourse to ILX's other assets and such indebtedness, as well as the existence of the the $4,200,000 in debt described above, may effect ILX's ability to borrow future funds. Further, the issuance of the 3,750,000 shares of ILX Common Stock will dilute the proportionate interest of current shareholders of ILX Common Stock and the sale of such stock may adversely affect the market price for ILX Common Stock. Moreover, the obligation to pay the Hotel's current owners $4,200,000 in cash may adversely affect ILX's cash flow and its business operations generally as well as subject ILX's assets to further liens, thereby hindering ILX's ability to borrow further funds, among other adverse results. In addition, based on information provided by the Hotel's current owners regarding the business performance of the Hotel to date, ILX can make no assurances that ILX will be able to operate the Hotel at a profit if the transaction is consummated.

         Dividends. ILX has paid no cash dividends on its common stock and it does not contemplate paying cash dividends on its common stock in the foreseeable future. It is the present intention of ILX's management to retain future earnings, if any, for use in ILX's business, subject to the Series A Stock dividend requirement and the mandatory sinking fund requirement. Failure to pay dividends on the Series C Stock will entitle the holders thereof to receive additional ILX Common Stock upon conversion and the increased liquidation preference attributable to the Cumulation Shares (see "Description of ILX Securities and Pertinent Arizona Statutes -- Description of Series C Stock"); however, dividends on the Series C Stock are not otherwise cumulative. Further, dividends cannot be paid on Series C Stock unless mandatory sinking fund requirements are met and dividends are paid with respect to ILX's Series A Stock. The Series B Stock pays no dividends.

         Arizona Anti-takeover Provisions. ILX does not have any provisions in its Articles of Incorporation or Bylaws that directly prohibit the takeover or change in control of ILX. However, Sections 10-2701 et seq. of the Arizona Revised Statutes, as amended, restrict a security holder or acquiror from affecting changes in control of corporations such as ILX or from exercising voting rights without shareholder approval when shareholdings exceed certain thresholds. See "Description of ILX Securities and Pertinent Arizona Statutes -- Arizona Anti-takeover Legislation and Anti-takeover Devices." Such statutory restrictions may adversely hamper future transactions involving a change in control or potential change in control of ILX or transactions with persons with shareholdings over specified percentages, thereby depressing the price of ILX Common Stock or the price of other ILX securities. Further, such restrictions may adversely affect the ability of one or more holders of ILX securities, including ILX Common Stock, to effect a change in control of ILX.

         Reliance on Key Personnel. ILX relies upon certain key management employees, including its Chairman and Chief Executive Officer, Joseph P. Martori, and the loss of any such individual could adversely affect ILX. ILX believes that its future success will depend upon its ability to attract and retain key personnel. There can be no assurance that ILX will be able to retain key members of its current management team or that it will be able to attract experienced personnel in the future. ILX currently does not have employment agreements with such personnel.

         Voting Control by Existing ILX Shareholders. ILX is required by Arizona law to elect directors utilizing cumulative voting. By exercising his or her right to vote cumulatively, a common shareholder would be able to elect a percentage of directors corresponding to the percentage of the ILX Common Stock held by such shareholder assuming the existence of a sufficient number of directorships. ILX's Bylaws authorize a Board of no less than one nor more than 15 directors. ILX currently has nine directorships (eight of which are filled and one of which is vacant). Consequently, a purchaser must hold ten percent (10%) plus one share of the ILX Common Stock to be able independently to elect a director. Martori Enterprises Incorporated, an Arizona corporation ("MEI"), Joseph P. Martori and Edward J. Martori, collectively, own or have the power to vote approximately 41.5% of the outstanding ILX Common Stock, and thereby have the power to elect at least 4 members of the 9 member Board of Directors and to influence substantially ILX's business and affairs. If the interests of MEI, Joseph P. Martori and Edward J. Martori, as shareholders, differ from the interests of the other shareholders, such other shareholders may be adversely affected by such control. Joseph P. Martori and Edward J. Martori also are directors of ILX and Joseph P. Martori is Chairman of the Board and Chief Executive Officer of ILX. Joseph P. Martori and Edward J. Martori also are controlling shareholders of MEI. Accordingly, MEI, Joseph P. Martori and Edward
J. Martori are able to exert substantial influence over and in most cases control essentially all of ILX's business and affairs. ILX's management believes that Alan R. Mishkin owns an amount of ILX Common Stock sufficient to elect at least one member of the Board of Directors.

         Effect of Shares Eligible for Future Sale on Market Price of ILX Securities. Certain ILX shareholders hold commercially significant amounts of ILX Common Stock. Such stock is (i) freely tradeable, (ii) may become available for resale in the open market pursuant to Rule 144 promulgated under the Securities Act, or (iii) may become freely tradeable pursuant to a registration of such shares. The sale of commercially significant amounts of ILX Common Stock under or subsequent to this offering could adversely affect the prevailing market price of ILX Common Stock. Such sales also could impair ILX's ability to raise additional capital through the sale of its securities. ILX filed a Form
S-3 Registration Statement on May 9, 1994 and supplemented it on August 19, 1994. That Registration Statement was amended under a Registration Statement filed on May 3, 1996, which itself was amended by Amendment No. 1 filed on May 16, 1996. Those statements further are amended by the Registration Statement of which this Prospectus is a part. A total of 8,456,988 shares of ILX Common Stock are registered federally pursuant to these Form S-3 Registration Statements. The market price for the ILX Common Stock may be adversely affected if all of the Selling Shareholders attempt to sell the Selling Shareholders' Common Stock at the same time or over a short period of time.

         Liquidation. ILX has non-voting Series A Preferred Stock, $10.00 par value, ("Series A Stock") that is entitled to an annual dividend of $.80 per share commencing July 1, 1996 provided that the funds are legally available therefor. The Series A Stock has a liquidation preference that is superior to the liquidation rights of all other classes of ILX securities. ILX has non-voting Series B Convertible Preferred Stock, $10.00 par value, ("Series B Stock") that has a liquidation preference of $10.00 that is junior to the liquidation preference of the Series A Stock but senior to that of all other classes of ILX securities. Further, commencing July 1, 1996, each share of the Series B Stock may be converted into two shares of ILX Common Stock (and the rate shall be adjusted for dividends paid in ILX Common Stock, stock splits, reverse splits and stock reclassifications). The Series C Stock is entitled to an annual dividend of $.60 per share when and as declared by ILX's Board of Directors (it can not and may not be paid unless the dividend and certain sinking fund payments are made with respect to the Series A Stock). If ILX does not pay some or all of the annual dividend, any unpaid amount that accrues before the fifth anniversary date of the Merger (defined below) is deemed the "Dividend Arrearage" and a shareholder's Dividend Arrearage, when divided by $6.00, is the shareholder's "Cumulation Shares." The Series C Stock has a liquidation preference of $10.00 per share (plus $6.00 per Cumulation Share to which a shareholder is entitled). The liquidation preference is junior to the liquidation preference on the Series A Stock and Series B Stock but is senior to the liquidation rights of the ILX Common Stock. This description of liquidation provisions of the Series A, Series B and

Series C Stock is qualified in its entirety by the discussion of such provisions contained in "Description of ILX Securities and Pertinent Arizona Statutes," below.


                                   THE COMPANY
General.

         ILX is an Arizona corporation formed in October, 1986. It is engaged primarily in the business of developing, operating, financing and marketing interval ownership interests, often referred to as "timeshare" interests, in resort properties. ILX also operates certain of those resort properties as hotels, including unused or unsold timeshare inventory. ILX's principal executive offices are located at 2111 East Highland, Suite 210, Phoenix, Arizona 85016, telephone number (602) 957-2777.

         ILX sells timeshare interests in resorts located in Arizona, Colorado, Florida, Indiana, Hawaii and Mexico. Generally, ILX either owns all or a controlling interest in the resort itself, or it owns a designated number of timeshare interests in a resort and has a corresponding right to sell those timeshare interests to third parties. See "Risk Factors -- Nature of Business; Business Plan."

         ILX owns all or a controlling interest in the following resorts: Los Abrigados Resort & Spa in Sedona, Arizona, Golden Eagle Resort in Estes Park, Colorado, Kohl's Ranch Lodge in Gila County, Arizona, Lomacasi Cottages in Sedona, Arizona and Varsity Clubs of America -- South Bend Chapter in Mishawaka, Indiana.

================================================================================
              RESORT                                       OWNERSHIP INTEREST
--------------------------------------------------------------------------------
1.     Los Abrigados Resort & Spa                          78.5% Fee Simple
                                                           through Subsidiary*
--------------------------------------------------------------------------------
2.     Golden Eagle Resort                                 100% Fee Simple
--------------------------------------------------------------------------------
3.     Kohl's Ranch Lodge                                  100% Fee Simple
--------------------------------------------------------------------------------
4.     Lomacasi Cottages                                   75% Fee Simple
                                                           through Subsidiary**
--------------------------------------------------------------------------------
5.     Varsity Clubs of America -- South                   100% Fee Simple
       Bend Chapter                                        through Subsidiary***
================================================================================

          *The Los Abrigados Resort & Spa is owned by Los Abrigados Partners Limited Partnership ("LAP"). ILE Sedona Incorporated, a wholly owned subsidiary of ILX, is the general partner of LAP and owns 71% thereof. ILX is the Class A Limited Partner of LAP and owns 7.5% thereof. The remaining 21.5% of LAP, held as Class B Limited Partnership interests, are owned by two of the Selling Shareholders, MEI and Mishkin.

          **Lomacasi Cottages is owned by The Sedona Real Estate Limited Partnership #1 ("SRELP"). Lomacasi Resort Incorporated, a wholly owned subsidiary of Genesis Investment Group, Inc., which in turn is a wholly-owned subsidiary of ILX, is the general partner of SRELP and owns 75% thereof.

          ***Varsity  Clubs of America -- South Bend Chapter is owned by
          VCASB Partners General Partnership, which is owned 50% by ILX and 50% by VCA South Bend Incorporated, which is a wholly owned subsidiary of Varsity Clubs of America Incorporated, which in turn is a wholly owned subsidiary of ILX.

The properties owned or controlled by ILX or its subsidiaries are operated as hotels, including unused or unsold timeshare inventory.

         In addition, ILX owns a designated number of timeshare interests in the following resorts and has a right to sell those timeshare interests to third party purchasers: Ventura Resort in Boca Raton, Florida and Costa Vida Vallarta Resort in Puerto Vallarta, Mexico.

================================================================================
              RESORT                                        LOCATION
--------------------------------------------------------------------------------
1.       Ventura Resort                                     Boca Raton, Florida
--------------------------------------------------------------------------------
2.       Costa Vida Vallarta Resort                         Puerto Vallarta,
                                                            Mexico
================================================================================

         ILX also has a marketing agreement with Pahio Resorts, which owns and operates on the island of Kauai, Hawaii, the Pahio at Kauai Beach Villas, Pahio at Bali Hai Villas, Pahio at The Shearwater and Pahio at Ka'Eo Kai. Under the marketing agreement ILX may market and sell, subject to regulatory approval, timeshare interests in Pahio's four Hawaii resorts. ILX intends to market the Pahio timeshare interests for Pahio at Kauai Beach Villas in Arizona. Thereafter, ILX may then expand its marketing effort to include the timeshare interests in other Pahio resorts and to expand such marketing to other states.

         Except for the Costa Vida Vallarta Resort, described below, purchasers of timeshare interests from ILX acquire deed and title to an undivided fractional interest in the entire resort or to a particular unit or type of unit, which entitles the purchaser to use a unit at the selected resort and to use the resort's common areas during a designated time period. On occasion, ILX reacquires a timeshare interest through a variety of circumstances including, but not limited to, customers' defaults on their obligation to pay for their timeshare interests. In those instances, the reacquired timeshare interests are restored to ILX's inventory for resale.

         Each of the above referenced resorts is affiliated with a not-for-profit organization, the members of which are the owners (including ILX and its subsidiaries) of timeshare interests in each such resort. These not-for-profit organizations have certain recorded governing documents that contain restrictions concerning the use of the resort property and that retain certain benefits for ILX and its subsidiaries.

         With respect to certain of the resort properties owned by ILX or its subsidiaries (Los Abrigados Resort & Spa; Kohl's Ranch Lodge and Varsity Clubs of America -- South Bend Chapter), a portion of the price paid to ILX by a purchaser of a timeshare interest in those resorts must be paid by ILX to the holder(s) of the underlying mortgage(s) on the property in order to release such timeshare interest from the lender's underlying encumbrance. This "release fee" ensures that the timeshare purchaser can acquire title to his or her timeshare interest free from monetary encumbrances of ILX or its subsidiaries.

         ILX began marketing timeshare interests in the Ventura Resort in Boca Raton, Florida in 1987. The Ventura Resort is located across from Boca Beach in Boca Raton, Florida. ILX is authorized by the states of Arizona and Florida to sell timeshare interests in Ventura Resort in those states. ILX had approximately 20 weeks available for sale at September 30,1996.

         In 1986, ILX purchased, and in 1987 began operations at, the Golden Eagle Resort, which is located in the town of Estes Park, Colorado, within three miles of the Rocky Mountain National Park. The Golden Eagle Resort, including a four-story wood-frame main lodge, is situated on approximately 4 acres of land and is bounded generally by undeveloped forested mountainside land. The lodge property contains 27 guest rooms, a restaurant, bar, library and outdoor swimming pool, as well as two other free standing buildings containing 6 guest rooms and support facilities. Space is available to construct additional suites on the property. ILX also owns one unit in a residential duplex adjacent to the property, which is not currently intended to be subject to timesharing.

         Marketing of timeshare interests in the Golden Eagle Resort began in 1987. 1,683 timeshare weeks presently exist at the Golden Eagle Resort and an additional 102 timeshare weeks will be available upon renovation of currently existing rooms. Arizona, Colorado and Indiana have authorized ILX to sell timeshare interests in Golden Eagle Resort in those states. ILX had approximately 596 weeks available for sale in completed suites at September 30, 1996. The Golden Eagle Resort is, as of September 30, 1996, encumbered by (i) a note and deed of trust in the amount of $1,449,900, which is payable in monthly installments of interest at the rate of 12% per annum and annual installments of principal in the amount of $100,000, and matures in December, 1998, and (ii) a second deed of trust securing repurchase obligations relating to borrowings against consumer notes receivable in the principal amount of $1,161,577 and sales of consumer notes receivable sold with recourse in the approximate amount of $773,000 at September 30, 1996.

         In  September,  1988 ILX  acquired  an  ownership  interest  in the Los
Abrigados Resort & Spa in Sedona, Arizona through BIS-ILE Associates ("BIS-ILE"), a partnership that was formed to acquire and market the property and in which ILX held an interest as a general partner. See "The Company -- Other Wholly Owned Subsidiaries -- ILE Sedona Incorporated." The Los Abrigados Resort & Spa is located on the northwest bank of Oak Creek in Sedona, Arizona, approximately 110 miles northwest of Phoenix. The resort consists of a main building (which houses the lobby, registration area, executive offices, meeting space, a health spa and athletic club, food and beverage facilities and support areas) and 174 suites in 22 one and two story free-standing structures. In addition, a two bedroom historic homesite that has been renovated to include a spa and other luxury features is also on the property and is being marketed by ILX. The resort has an outdoor swimming pool, tennis courts and other recreational amenities and is situated on approximately 19 acres of land.

         Marketing of timeshare interests in the Los Abrigados Resort & Spa began in February, 1989. ILX, directly and through its wholly owned subsidiary, ILE Sedona Incorporated, has served as managing general partner of BIS-ILE and its successor, Los Abrigados Partners Limited Partnership, an Arizona limited partnership ("LAP"), since inception. 9,100 timeshare weeks exist at Los Abrigados Resort & Spa. Arizona, Colorado, Indiana, Iowa and Nevada have authorized ILX to sell timeshare interests in Los Abrigados Resort & Spa in those states. At September 30, 1996, ILX had approximately 2,915 weeks available for sale, and options to purchase 432 weeks had been extended to owners of Golden Eagle Resort. In addition, one to two year options have been extended to certain owners of alternate year usage at Los Abrigados that allow the owners to increase their ownership to every year usage. (Such options are at prices in excess of the current prices for such usage.) Also, Genesis Investment Group, Inc., a wholly owned subsidiary of ILX, is subject to a put and call option requiring and allowing it to purchase, 392 additional timeshare interests from independent third parties, which timeshare weeks are intended to be made available for sale upon exercise of the option. See "The Company -- Other Wholly Owned Subsidiaries -- Genesis Investment Group, Inc." The Los Abrigados Resort & Spa is, as of September 30, 1996, encumbered by (i) a deed of trust, securing a note in the amount of $1,738,167, which is payable in monthly installments of $82,833 principal and interest at the rate of prime plus 1.25% and matures in June, 1998, and (ii) two subordinate deeds of trust of equal priority securing repurchase obligations relating to borrowings against consumer notes receivable in the principal amount of $421,000 and sales of consumer notes receivable with recourse in the amount of approximately $17 million.

         On March 1, 1996, ILX indirectly became the 75% general partner of The Sedona Real Estate Limited Partnership #1, an Arizona limited partnership, ("SRELP") that owns the Lomacasi Cottages in Sedona, Arizona, a 19 unit, 5.27 acre property approximately one mile from the Los Abrigados Resort & Spa. The property is encumbered by deeds of trust totaling approximately $2,168,000 as of September 30, 1996. ILX intends initially to use the resort to provide lodging accommodations to prospective timeshare purchasers at ILX's Sedona sales office. ILX may offer timeshare interests in the property in the future.

         Effective as of November 21, 1995, ILX, ILES and LAP (collectively "Developer") entered into a Management Agreement with Bennett Funding International, Ltd. ("Bennett Funding"), a timeshare lender of ILX, with respect to the Los Abrigados Resort & Spa. Bennett Funding was to provide general supervision, strategic planning and consultation with respect to LAP and Los Abrigados Resort & Spa, and with respect to the marketing and sale of 3,500 timeshare intervals at Los Abrigados Resort & Spa. The term of the Management Agreement commenced on December 1, 1995 and was to continue for 5 years or such longer time as may have been required to complete the sale of the subject 3,500 timeshare interests. Bennett Funding would have the right to purchase timeshare receivables of LAP on the same terms and conditions as have been historically available from Bennett Funding to Developer, except that "holdback" requirements would be adjusted to terms more favorable to Developer. Pursuant to the Management Agreement, Bennett Funding is to advance certain funds to the Developer. At September 30, 1996, approximately $1.2 million had not yet been advanced under this Management Agreement; however, an affiliate of Bennett Funding filed for bankruptcy protection in 1996. While ILX has been informed that said proceedings do not involve Bennett Funding, Bennett Funding has failed to fund advances requested by ILX. It is ILX's position that the Management Agreement, as previously amended, has been anticipatorily breached by Bennett Funding and its affiliates. ILX is of the opinion that, while further advances under the Management Agreement may not occur, the bankruptcy will have no additional material impact on ILX's ability to obtain timeshare financing from Bennett Funding or alternate sources. ILX intends to use any future payments under the Management Agreement received by ILX to mitigate present and future damages sustained by ILX by virtue of the breach by Bennett Funding and its affiliates of the Management Agreement and other loan transactions between ILX, its subsidiaries and affiliates, and Bennett Funding and its affiliates. The balance outstanding under the Management Agreement is $2,185,519 as of September 30, 1996.

         The Costa Vida Vallarta Resort is a beach front resort located in Puerto Vallarta, Mexico. During 1993, 1994 and 1995, ILX acquired timeshare weeks in the resort that provide a right to occupy a specific week and unit in the resort and to use the common areas of the resort (during the week of occupancy) through and including the year 2009. Arizona, Colorado and Indiana have authorized ILX to sell timeshare interests in the Costa Vida Vallarta Resort in those states. ILX had approximately 49 timeshare interests available for sale as of September 30, 1996.

         On June 1, 1995, ILX acquired ownership of Kohl's Ranch Lodge ("Kohl's Ranch"). Kohl's Ranch is a 10.5 acre property located 17 miles northeast of Payson, Arizona. It is bordered on the eastern side by Tonto Creek and is surrounded by Tonto National Forest. The main lodge of Kohl's Ranch contains 41 guest rooms and a variety of common area amenities. Kohl's Ranch also includes eight 1- and 2-bedroom cabins along Tonto Creek, a triplex cabin with two 1-bedroom units and one efficiency unit, and a free standing building that contains sales offices and food and beverage facilities.

         2,704 timeshare weeks currently exist at Kohl's Ranch. Kohl's Ranch timeshare interests have been approved for sale in Arizona. Timeshare sales commenced in July, 1995. As of September 30,

1996, ILX had approximately 2,221 timeshare weeks available for sale. ILX refurbished Kohl's Ranch, maintaining its authentic ranch atmosphere and decor, and may add additional units in the future. Kohl's Ranch is, as of September 30, 1996, encumbered by (i) a first position note and deed of trust in the amount of $630,000, payable in equal installments of principal and interest through December 1998, (ii) a second position note and deed of trust in the amount of $246,250, which is payable, commencing June 1, 1996, in monthly installments of $7,500 principal plus interest at the rate of 8% per annum, and matures on June 1, 2000, and (iii) a third position note and deed of trust in the pricipal amount of $1,451,547, which secures ILX's repurchase obligations relating to borrowings against consumer notes receivable.

         In September, 1996, ILX acquired approximately one-half acre of improved property adjacent to the Los Abrigados resort for a purchase price of $750,000, consisting of a $185,862 cash down payment and a $564,138 first deed of trust. ILX intends to make improvements to the property in the amount of approximately $300,000 and to offer approximately 468 timeshare interests in the property commencing in 1997. The first deed of trust bears interest at prime plus 4% with interest payable monthly and principal payable through release fees as intervals are sold.

         On October 30, 1996, ILX entered into a definitive agreement with Debbie Reynolds Hotel & Casino, Inc., a Nevada corporation ("DRHC")(OTC:DEBI) and Debbie Reynolds Resorts, Inc., a Nevada corporation ("DRC"), whereby ILX can acquire, among other assets, the physical assets constituting the Debbie Reynolds Hotel & Casino in Las Vegas, Nevada (the "Hotel"). The purchase price for the assets is $16,800,000 and is payable by issuance to DRC of $7,500,000 worth of federally registered shares of ILX's Common Stock valued for purposes of the transaction at $2.00 per share (totalling 3,750,000 shares), as well as payment of $4,200,000 in cash, which ILX intends to borrow from third-party lenders to whom ILX believes it will be required to provide recourse mortgages against ILX's assets, and ILX's assumption of $5,100,000 in mortgage indebtedness, which ILX believes likely would be recourse to ILX's assets. The Hotel consists of 193 rooms in a twelve story structure situated on over six acres. Hotel amenities include the Debbie Reynolds Hollywood Movie Museum, Debbie's Star Theater, food and beverage facilities, a pool and a spa, and space for a full-service casino. Forty-three of the hotel rooms have recently been renovated and established as timeshare units, providing the opportunity to market up to 2,193 timeshare interests in the Hotel, of which approximately one-half have been sold by the current owners. As part of the agreement, Debbie Reynolds would continue to perform and make regularly scheduled appearances at the Hotel. (See "Risk Factors -- Debbie Reynolds Hotel & Casino.") If the transaction is consummated, ILX would offer timeshare interests, would conduct hotel operations, and would lease to Debbie Reynolds or her nominee for 99 years facilities that include the showroom, casino space, museum, gift shop, back bar and certain joint use areas for an approximate lease fee of $150,000 per month, which is at a rate that DRHC has indicated would not likely be profitable for DRHC to undertake.

         The agreement , entitled "Agreement for Purchase and Sale of Debbie Reynolds Hotel & Casino," (the "Acquisition Agreement") is attached as Exhibit 10 to the Registration Statement of which this Prospectus is a part. The description of the Acquisition Agreement is qualified in its entirety by reference to the Acquisition Agreement. Consummation of the contemplated transaction was and remains contingent upon approval by the shareholders of DRHC, satisfaction of various conditions by the sellers, and a due diligence investigation by ILX. To date, DRHC has not sought the approval of its shareholders, only a small portion of the conditions have been satisfied by the sellers, and ILX has not completed its due diligence investigation as a result of the lack of information made available by the sellers, all of which places an additional degree of substantial uncertainty upon the likelihood of closing the transaction as originally anticipated. One condition recently satisfied is that DRHC provided ILX with DRHC's delinquently filed financial statements for the year ending December 31, 1995 and the first three quarters of 1996. ILX's preliminary review of these financial statements revealed lower performance levels than had previously been anticipated for DRHC, and greater debt owed by DRHC, raising additional issues that ILX must now explore. Accordingly, ILX's management has determined that, until further due diligence is performed and the other seller contingencies are satisfied, ILX will not be able to determine whether or not it will proceed to consummate the transaction.

         ILX's interval ownership plans compete both with other interval ownership plans as well as hotels, motels, condominium developments and second homes. ILX considers its competitive environment to include not only the areas near its properties but also other vacation destination alternatives. ILX's competitive posture is based on the distinction of its products, the desirability of the locations of its properties, the quality of the amenities ancillary to the timeshare weeks, the value received for the price and the availability of a variety of destination locations. ILX and its subsidiaries employ approximately 600 people. ILX plans to continue exploring options for the acquisition or development and marketing of new resort facilities.

         ILX will comply with the requirements of Rules 13e-4 and 14e-1 under the Securities Exchange Act of 1934 and any other applicable securities laws in connection with such provisions and any related offers by ILX.

Wholly Owned Subsidiaries of ILX

         Los Abrigados Partners Limited Partnership. Los Abrigados Resort & Spa is owned by Los Abrigados Partners Limited Partnership, an Arizona limited partnership ("LAP"). ILX, directly and through ILE Sedona Incorporated ("ILES"), owns a total of 78.5% of LAP. LAP's other partners are Alan Mishkin (11.5%) and MEI (10%), both of whom are Selling Shareholders. ILES serves as LAP's general partner. LAP has contracted with ILX to manage the resort and to market fee simple interval ownership interests in the resort through the sale of membership interests in the Sedona Vacation Club. The management contract between ILX and LAP will automatically renew for consecutive five year terms, commencing March 31, 2001, unless sooner terminated by 90% of the owners of timeshare interests in the Sedona Vacation Club. It is the opinion of ILX's management that the management contract will be renewed on equal or more favorable terms to ILX.

         Sedona Worldwide Incorporated and Red Rock Collection Incorporated. Red Rock Collection Incorporated, an Arizona corporation ("Red Rock Collection"), was a wholly and directly owned subsidiary of ILX. It has, since July, 1994, been engaged in the manufacture and distribution of personal care products. The complete product line consists of spa and salon formulated products for face, body, bath and hair care. The Red Rock Collection corporate headquarters are located at 3840 North 16th Street, Phoenix, Arizona. This 8400 square foot building is leased by Red Rock Collection and houses the executive offices, customer service, accounting, warehouse and shipping operations, as well as telemarketing offices for ILX's timeshare sales operations.

         Effective January 1, 1997, ILX and Red Rock Collection entered into personal service agreements (the "Personal Service Agreements") with celebrity Debbie Reynolds and her son, Todd Fisher. The Personal Service Agreements provide, among other things, that Ms. Reynolds will endorse the Red Rock Collection line of face, body , bath and hair care products. Pursuant to the Personal Service Agreements and related documents, each of Ms. Reynolds and Mr. Fisher are to receive from ILX 70,000 shares of the 700,000 issued and outstanding shares of Red Rock Collection common stock as partial consideration thereunder.

         Also under the Personal Service Agreements, ILX agreed that, within sixty (60) days from the issuance of such stock to Ms. Reynolds and Mr. Fisher, which issuance has not yet occurred. ILX would distribute to the existing ILX shareholders the common stock of Red Rock Collection equal to thirty percent (30%) of the then issued and oustanding Red Rock Collection common stock. The Personal Service Agreements further provide that (i) ILX shall undertake promptly to register the common stock of Red Rock Collection with the Securities and Exchange Commision with a view to listing the stock on the National Association of Securities Dealers Automatic Quotation System (NASDAQ) and (ii) either concurrently with such registration or by separate registration, and upon the advice of its underwriters, Red Rock Collection would undertake a public offering of between $ 2 million and $5 million.

         In November, 1996, ILX activated a wholly owned subsidiary, Sedona Worldwide Incorporated ("SWW")(formerly "Red Rock Worldwide Incorporated"). Pursuant to a Contribution Agreement to be effective as of January 1, 1997, all of the issued and outstanding shares of Red Rock Collection are to be exchanged for shares of SWW, at a rate of four shares of SWW for each share of Red Rock Collection. As a part of that agreement, SWW is to assume Red Rock Collection's obligations under the Personal Service Agreements and ILX is to undertake the various Red Rock Collection stock transfers and registrations using SWW stock rather than Red Rock Collection stock.

         Red Rock Collection products primarily have been marketed through resort properties owned and operated by ILX. This resort-based sales program includes an upscale amenities line, an in-room gift basket promotion and retail product sales at ILX resort venues. Red Rock Collection products are also used by ILX and its subsidiaries as tour promotion incentives. The products are given as gifts to individuals who attend timeshare tours and presentations. Red Rock Collection then markets by direct mail to the resort and tour customers who have received and/or used the Red Rock Collection products. SWW is considering other marketing opportunities, including promotional activities utilizing Ms. Reynolds for Red Rock collection products. ILX and SWW intend to offer additional product lines through SWW, including jewelry, artwork and apparel.

         Varsity Clubs of America Incorporated. In 1988, ILX formed VCA to participate in a joint venture with a wholly owned subsidiary of Coachman Incorporated, a publicly traded corporation. In March, 1992, VCA acquired all of Coachman Incorporated's subsidiary's interest in the Varsity Clubs joint venture, giving VCA 100% ownership of the venture.

         VCA was formed to capitalize on a perceived niche market: the potential demand for high quality accommodations near prominent colleges and universities with nationally recognized athletic programs. Large universities host a variety of sporting, recreational, academic and cultural events that create a substantial and relatively constant influx of participants, attendees and spectators. The Varsity Clubs concept is a lodging alternative targeted to appeal to university alumni, basketball or football season ticketholders, parents of university students and corporate sponsors of university functions, among others. The Varsity Clubs concept is designed to address the specific needs of these individuals and entities by creating specialty timeshare hotels that have a flexible ownership structure, enabling the purchase of anything from a single day (such as the first home football game) to an entire football season. Each Varsity Clubs facility will operate as a hotel to the extent of unsold or unused timeshare inventory. See "Risk Factors -- Nature of Business; Business Plan."

         The prototype Varsity Clubs facility is an all-suite, 62 unit lodging facility that features amenities such as The Stadium (a sports-theme atrium lounge), a private Member's Lounge, exercise facilities, a swimming pool and whirlpool spa, complete business services and other facilities popular with the target market of likely purchasers. The prototype Varsity Clubs facility is expandable to approximately 90 units, without the need to acquire additional real property, and can be built in smaller configurations if warranted by a particular market.

         The first Varsity Clubs facility was completed in August 1995 and is located in Mishawaka, Indiana, approximately 2.8 miles from the University of Notre Dame. The Indiana facility is owned, to the full extent of unsold timeshare interests, by VCASB Partners General Partnership ("VCASB"), which is owned 50% by ILX and 50% by VCA South Bend Incorporated, a wholly owned subsidiary of VCA.

VCASB is affiliated with Varsity Clubs of America -- South Bend Chapter, a not-for-profit corporation whose members are the owners of timeshare interests in the Indiana facility. Indiana, Arizona, Illinois, Florida and Pennsylvania have authorized VCASB to sell timeshare interests in the Indiana facility in those states. VCASB had approximately 2,430 timeshare weeks available for sale as of September 30, 1996. The Indiana Varsity Clubs facility is, as of September 30, 1996, encumbered by a first position mortgage and note in the amount of $3,023,363 the principal of which is payable through release fees, with interest payable monthly at the rate of 13%. The note matures in November 1998. The mortgage further secures ILX's repurchase obligation with respect to the sales of consumer notes receivable in the amount of approximately $4.1 million at September 30, 1996.

         The site for the second Varsity Clubs facility is located in Tucson, Arizona, approximately 2.3 miles from the University of Arizona.VCA Tucson Incorporated, a wholly owned subsidiary of VCA, is acquiring of the property under a contract for sale with a remaining balance of $491,981 as of September 30, 1996. In July, 1995, VCA Tucson Incorporated received a written commitment for construction financing for the Arizona facility in the amount of $6 million at a 13% per annum interest rate, which is expected to be sufficient to build and furnish the property. $300,000 has been borrowed against this commitment as of September 30, 1996 for payment of land acquisition costs. In addition, the commitment includes up to $20 million in financing for eligible notes received from the sale of timeshare interests in the Arizona facility. Construction of the Arizona facility is expected to commence in 1998 following the acquisition, if it takes place, of the Debbie Reynolds Hotel & Casino assets.

         VCA is considering various other sites for development of Varsity Clubs facilities in the next five to seven years, in addition to the Varsity Clubs facility in Indiana and the proposed facility in Tucson, Arizona.

         Genesis Investment Group, Inc. Genesis Investment Group, Inc. is an Arizona corporation, ("Genesis") and, as of November 1, 1993, a wholly owned subsidiary of ILX. Genesis' business is the holding and liquidating of ownership interests in real estate (both fee and liens), most of which is unimproved, and the developing and selling of timeshare interests. Lomacasi Resort Incorporated, an Arizona corporation and the general partner of SRELP, is a wholly owned subsidiary of Genesis.

         In August, 1995, Syracuse Project Incorporated, a wholly owned subsidiary of Genesis, became the general partner of Orangemen Club Limited Partnership, a New York limited partnership. The partnership contracted (on a nonrecourse basis) to acquire three floors of a hotel from Hotel Syracuse, Inc. The hotel is located within 2 miles of Syracuse University. The purpose of the partnership is to renovate and sell timeshare interests in the portion of the hotel that is to be acquired by the partnership. The Genesis subsidiary owns an 80% interest in the partnership. The status of this project is unclear due to the pending bankruptcy of an affiliate of Hotel Syracuse, Inc. However, all associated agreements are non-recourse to ILX.

         ILX acquired Genesis through the merger of Genesis into ILX's wholly owned subsidiary, ILE Acquisition Corporation, an Arizona corporation ("ILEAC"), that was effective on November 1, 1993 (the "Merger"). Pursuant to the Merger, holders of Genesis common stock received the right to receive five shares of ILX Common Stock and three shares of Series C Stock for every ten shares of Genesis common stock. (At the time of the Merger, the Genesis shareholders were entitled to receive a maximum of 305,964 shares of the Series C Stock and 509,940 shares of ILX Common Stock.) Since the Merger, Genesis has continued to liquidate its real estate holdings and is subject to a put and call option allowing and requiring Genesis to purchase 667 timeshare interests at Los Abrigados Resort & Spa. Pursuant to such option, Genesis has acquired for resale 275 timeshare interest and Genesis has engaged LAP to market these timeshare interests. Genesis is subject and has the right to purchase an additional 392 timeshare interests pursuant to the put and call option.

         Golden Eagle Resort, Inc. Golden Eagle Resort, Inc. was formed in 1987 to serve as the management company for the Golden Eagle Resort in Estes Park, Colorado. The management contract between ILX and Golden Eagle Resort, Inc. could terminate on May 31, 1997, unless otherwise renewed pursuant to the terms of the contract or unless sooner terminated by 90% of the owners of timeshare interests in the Golden Eagle Resort. It is the opinion of ILX's management that the management contract will be renewed.

         ILE Florida, Inc. ILE Florida, Inc. was formed in 1987 for the purpose of holding 100% of the issued and outstanding stock of Southern Vacations, Inc. Southern Vacations, Inc. owns timeshare interests in the Ventura Resort in Boca Raton, Florida. At the present time, all timeshare interests in the Ventura Resort are being marketed and sold by ILX in Arizona and Indiana.

         Kohl's Ranch Water Company. Kohl's Ranch Water Company ("KRWC") was acquired in January 1996. KRWC owns various assets associated with providing water service to Kohl's Ranch Lodge and various other properties in the vicinity.

         In addition to the above mentioned wholly owned subsidiaries, ILX also owns three corporations, AVC Development Incorporated, SHI Health Institute Incorporated, and Golden Eagle Realty, Inc., none of which has any assets or liabilities or is conducting any business at the present time.

Consulting Arrangements

         Effective January 1, 1997, ILX entered into a new Consulting Agreement with Investor Resource Services, Inc., a Florida corporation ("IRS") pursuant to which IRS agreed to provide certain investor relations, broker relations and public relations services. The Agreement suceeds a prior consulting agreement and associated option agreement, as amended, under which IRS provided similar services in exchange for 50,000 shares of ILX Common Stock and options to acquire an additional 250,000 shares of ILX Common Stock, of which IRS exercised options to purchase 100,000 shares of ILX Common Stock. Under the terms of the new Agreement, IRS received from ILX options to purchase 350,000 shares of ILX Common Stock at $1.25 per share and the right to exercise, under an extension of their terms, options for 150,000 shares of ILX Common Stock previously granted under a prior consulting agreement and associated option agreement. ILX has agreed that it would register the Common Stock underlying the options pursuant to the terms of the Consulting Agreement. The Consulting Agreement is attached to ILX's 8-K dated January 1, 1997, and the above description is qualified in its entirety by reference to the Consulting Agreement.

         Effective January 7, 1997, ILX entered a Consulting Agreement and an Option Agreement with Texas Capital Securities ("TCS"). In exchange for TCS's financial and business advisory services under the Consulting Agreement, ILX granted TCS options to acquire up to 500,000 shares of ILX Common Stock. TCS may exercise options for 250,000 shares of Common Stock at a price of $1.25 per share on or before June 30, 1997. If those options are exercised prior to their expiration date, TCS may exercise options for an additional 125,000 shares of Common Stock at a price of $1.75 per share on or before September 30, 1997. If those additional options are exercised prior to their expiration date, TCS may exercise options for an additional 125,000 shares of Common Stock at a price of $2.00 per share on or before December 15, 1997 or such later period as is extended by ILX if and to the extent ILX extends the term of the Consulting Agreement. TCS entered a similar consulting agreement with Martori Enterprises Incorporated ("MEI"), under which MEI, the largest shareholder of ILX, transferred 50,000 shares of ILX Common Stock then held by MEI to TCS. The TCS Consulting Agreements with ILX and MEI and the Option Agreement between TCS and ILX are attached to ILX's 8-K dated January 7, 1997, and the above description is qualified in its entirety by reference to those Agreements.

                       RATIO OF EARNINGS TO FIXED CHARGES


         The ratio of earnings to fixed charges for ILX were as follows for the respective periods indicated:

==============================================================================================================
                                                     Year Ended December 31                  9 months ended
                                                                                              September 30
--------------------------------------------------------------------------------------------------------------
                                         1991       1992       1993      1994        1995         1996
--------------------------------------------------------------------------------------------------------------
Ratio of Earnings to Fixed Charges                  2.40       3.48      3.08       1.05          1.92
--------------------------------------------------------------------------------------------------------------
Coverage Deficiency (in thousands)      ($307)
==============================================================================================================

         Fixed charges consist of interest, the amortization of debt issuance costs and an estimated interest factor in rentals. Earnings for the nine months ended September 30, 1996, and for the years ended December 31, 1995, December 31, 1994, December 31, 1993 and December 31, 1992 were sufficient to cover the combined fixed charges. Earnings for the year ended December 31, 1991 were not sufficient to do so. The coverage deficiency for the year ended December 31, 1991 represents the excess of fixed charges over earnings.


                                 USE OF PROCEEDS

         ILX  will  not  receive  any  proceeds  from  the  sale of the  Selling
Shareholders' Common Stock pursuant to this Prospectus. The Selling Shareholders' Common Stock offered hereby is offered by the Selling Shareholders for their own accounts. See "SELLING SHAREHOLDERS." Pursuant to an agreement among BIS-ILE, ILX, Arthur J. Martori and Alan R. Mishkin dated March 28, 1991 (the "Agreement"), Mr. Mishkin acquired 2,000,000 shares of ILX Common Stock (the "Mishkin Shares"). Under that Agreement, ILX agreed to register the Mishkin Shares within six months of the date of Mr. Mishkin's payment for the Mishkin Shares, which occurred on September 9, 1991. Since the date of that purchase, Mr. Mishkin contributed 1,166,655 shares of the Mishkin Shares to ILX pursuant to a Contribution of Capital Agreement dated February 20, 1992 among ILX, Arthur
J. Martori, Wm. Robert Burns, MEI and Mr. Mishkin. In addition, since the date of his original purchase and payment for the Mishkin Shares, Mr. Mishkin allowed ILX to postpone the date of registration of those shares. At Mr. Mishkin's request, ILX registered Mr. Mishkin's shares, as well as the other shares of ILX Common Stock held by the Selling Shareholders in May, 1996. Amendment Nos. 1 and 2 were prepared to update certain information in that original registration. Pursuant to the Agreement with Mr. Mishkin, ILX bears all expenses associated with the registration and the amendments.


                              SELLING SHAREHOLDERS

         The Selling Shareholders' Common Stock is being offered for the account of the Selling Shareholders. The table below sets forth certain information as of January 31, 1997, including the name of each Selling Shareholder, his position, office or material relationships to ILX or its affiliates within the past three year period, the number of shares of the Selling Shareholders' Common Stock owned by each Selling Shareholder prior to the initiation of the original offering in May 1994, the number of shares of the Selling Shareholders' Common Stock held by such Selling Shareholder as of January 31, 1997 and the number of shares of the Selling Shareholders' Common Stock to be owned by each such Selling Shareholder upon completion of this Offering, assuming all shares of the Selling Shareholders' Common Stock offered hereby are sold pursuant to this Offering. ILX has no knowledge that any Selling Shareholder plans to dispose of any shares of the Selling Shareholders' Common

Stock, except that Investor Resource Services and Texas Capital Securities likely will offer at least a portion of their shares for sale, and Mr. Mishkin may offer a portion of his shares for sale, although ILX knows of no plans that he intends to do so.

                            POSITION, OFFICE
                                   OR                   COMMON           COMMON              COMMON              COMMON
                                MATERIAL                STOCK             STOCK              STOCK                STOCK
                              RELATIONSHIP              OWNED           OWNED AS            OFFERED           BENEFICIALLY
                               WITH ILX OR              AS OF              OF             HEREUNDER BY            OWNED
       SELLING              AFFILIATES WITHIN           MARCH            JANUARY            SELLING               AFTER
     SHAREHOLDER            THREE-YEAR PERIOD         31, 1996(1)       31, 1997          SHAREHOLDER           OFFERING
     -----------            -----------------         ---------         --------          -----------           --------
Joseph P. Martori(2)         Chairman, Director,      22,069(3)          130,069(4)         130,069(4)             0
                              Chief Executive
                             Officer & Former
                                President

Edward J. Martori(5)            Director              46,539(6)          326,539(6)         326,539(6)             0

Alan R. Mishkin(7)           Former Director       2,012,045           1,722,045          1,722,045               0

Douglas L. Newell            Former Director          11,702              11,702             11,702                0

Nancy J. Stone              President, Chief         139,586(8)          177,086(8)         177,086(8)             0
                           Financial Officer,
                            Director & Former
                             Executive Vice
                                President

William G. Was, Jr.          Former Director          44,000(10)          24,000             24,000                0

Martori Enterprises                **              5,658,547           4,956,547          4,956,547                0
Incorporated(11)

Investor Resource              Consultant            400,000(9)          609,000(9)         609,000(9)             0
Services(12)

Texas Capital                  Consultant                  0             500,000(9)         500,000(9)             0
Securities(13)

1. This combined Prospectus relates to the Registration Statement filed on Form S-3 at No. 333-03151 as well as the Registration Statement filed on Form S-3 at No. 33-75382. Accordingly, for clarification, this column sets forth the shares owned by the Selling Shareholders as of the date of the offering of shares as of March 31, 1996 under Registration No. 333-03151.

2. Joseph P. Martori also is a controlling shareholder, officer and director of Martori Enterprises Incorporated.

3. Includes 11,010 shares of ILX Common Stock held by Joseph P. Martori as custodian and trustee under a trust dated February 20, 1978 for the benifit of Christina Ann Martori and 10,000 shares of ILX Common Stock held by Joseph P. Martori as custodian for his daughter, Arianne Terres Martori and 1,059 shares held by Joseph P. Martori as trustee under a trust dated January 30, 1976. Does not include Martori Enterprises Incorporated's shares of ILX Common Stock.

4. Includes 17,010 shares of ILX Common Stock held by Joseph P. Martori as custodian and trustee under a trust dated February 20, 1978 for the benefit of Christina Ann Martori, 16,000 shares of ILX Common Stock held by Joseph
     P. Martori as custodian for his daughter, Arianne Terres Martori and 1,059 shares held by Joseph P. Martori as trustee under a trust dated January 30, 1976. Does not include Martori Enterprises Incorporated's shares of ILX Common Stock.

5. Edward J. Martori also is a controlling shareholder, officer and director of Martori Enterprises Incorporated.

6. Includes 707 shares of ILX Common Stock owned by the Estate of Edward Joseph Martori of which Edward J. Martori is beneficiary and Joseph P. Martori is personal representative. Shareholdings shown do not include Martori Enterprises Incorporated's shares of ILX Common Stock.

7. Alan R. Mishkin is a limited partner in the Los Abrigados Partners Limited Partnership.

8.   Includes 10,000 shares owned by Michael Stone, husband to Nancy J. Stone.

9. The shareholder holding the options giving rise to these shares may also trade in ILX stock for its own account. The shares set forth on this table only relate to shares held by such shareholder pursuant to consulting agreements described below.

10.  Includes 37,000 shares held in the Was Family Trust.

11. Martori Enterprises Incorporated is a limited partner in the Los Abrigados Partners Limited Partnership.

12. Effective January 1, 1997, ILX entered into a Consulting Agreement with Investor Resource Services, Inc., a Florida corporation, ("IRS") under which IRS agreed to provide certain investor relations, broker relations and public relations services. Under the terms of the Agreement, IRS received options to purchase up to 500,000 shares of ILX Common Stock at $1.25 per share and ILX has agreed to register the Common Stock underlying the options. (See "The Company -- Consulting Agreements" above.) 150,000 of the shares of ILX Common Stock already were registered under Registration No. 333-03151 in connection with a prior consulting agreement that expired in September, 1996 after IRS had exercised options for 100,000 shares of ILX Common Stock.

13. Effective January 7, 1997, ILX entered a Consulting Agreement with Texas Capital Securities, Inc., a Texas corporation ("TCS") under which TCS agreed to provide certain financial and business advisory services. Under the terms of the Agreement, TCS received options to purchase up to 500,000 shares of ILX Common Stock at a price ranging from $1.25 to $2.00 per share (see "The Company -- Consulting Agreements" above). ILX has agreed that it would register the Common Stock underlying the options pursuant to the Consulting Agreement.

                              PLAN OF DISTRIBUTION

         ILX will not receive any proceeds from the sale of the Selling Shareholders' Common Stock pursuant to this Prospectus. The shares of the Selling Shareholders' Common Stock offered hereby may be sold from time to time directly by or for the account of the Selling Shareholders. The Selling Shareholders' Common Stock may be sold in one or more transactions (which may include block transactions) on the NASDAQ Small Cap Market System, in negotiated transactions, or in a combination of those and other methods of sale, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The Selling Shareholders may effect transactions by selling the Selling Shareholders' Common Stock to or through broker-dealers, and those broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Selling Shareholders' Common Stock for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions). The Selling Shareholders and any broker-dealers that participate in the distribution of the Selling Shareholders' Common Stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the Selling Shareholders' Common Stock sold by them may be deemed to be underwriting discounts and commissions under the Securities Act.

         Upon ILX being notified by the Selling Shareholders, or any of them, that any material arrangement has been entered into with a broker-dealer for the sale of the Selling Shareholders' Common Stock through a block trade, special offering, exchange distribution or other secondary distribution, or a purchase by a broker or a dealer, a supplemental prospectus will be filed, if required, pursuant to Rule 424(b) of the Securities Act.

         ILX has agreed to bear the expenses of the registration of the Selling Shareholders' Common Stock, including legal and accounting fees.

          DESCRIPTION OF ILX SECURITIES AND PERTINENT ARIZONA STATUTES

Description of ILX Common Stock

         Each share of ILX Common Stock entitles the holder thereof to one vote in all matters submitted to a vote of ILX's shareholders, except that election of directors shall be by cumulative voting to the extent and in the manner provided by Arizona law. Cumulative voting requires that in any election for board members, each share of stock is entitled to a total number of votes equal to the total number of board members to be elected. Such votes may be cast for one or more directors as the shareholder desires. No holder of ILX Common Stock has any preemptive right to subscribe for or purchase additional shares of ILX's stock. Holders of ILX Common Stock are entitled to share ratably in all dividends not attributable to the Series A or Series C Stock that are declared by the Board of Directors and in all assets available for distribution upon liquidation after giving effect to the liquidation preferences of the Series A, Series B and Series C Stock.

Description of Series A Stock

         Pursuant to the plan of reorganization of BIS-ILE Associates dated September 10, 1991 (see "The Company--Other Wholly Owned Subsidiaries--Los Abrigados Partners Limited Partnership), the unsecured trade creditors of BIS-ILE Associates agreed to accept 82,540 shares of ILX's non-voting Series A Preferred Stock, $10.00 par value ("Series A Stock"), in full satisfaction of a debt to such trade creditors in the amount of $825,400. Accordingly, ILX authorized 110,000 shares of Series A Stock, 60,169 shares of which remain issued and outstanding at September 30, 1996. Beginning July 1, 1996, the Series A Stock is entitled to an annual dividend of $.80 per share out of funds legally available therefor. Dividends may not be paid on ILX Common, Series B or Series C Stock until the Series A Stock sinking fund requirements and dividends payments are satisfied.

         The Series A Stock has a liquidation preference of $10.00 per share that is superior to the liquidation preferences of the Series B Stock and Series C Stock and the liquidation rights on the ILX Common Stock. Beginning January 1, 1993, ILX, through LAP, is required quarterly to make provision for a dividend sinking fund in an amount equal to $100 for each unrescinded timeshare sale at Los Abrigados Resort & Spa made during the preceding calendar quarter. The foregoing discussion of the Series A Stock is qualified in its entirety by reference to the Certificate of Designation of the Series A Stock, a copy of which may be obtained from ILX.

Description of Series B Stock

         Pursuant to the plan of reorganization of BIS-ILE Associates, ILX authorized and issued 275,000 shares of non-voting Series B Convertible Preferred Stock, $10.00 par value ("Series B Stock"), in full satisfaction of a debt to B.I. Sedona, Inc., in the amount of $2,750,000, 55,000 shares of which remain issued and outstanding at September 30, 1996.

         The Series B Stock has a liquidation preference of $10.00 per share that is junior to the liquidation preference of the Series A Stock but senior to the liquidation preference of the Series C Stock and the liquidation rights on the ILX Common Stock. From and after July 1, 1996, each share of Series B Stock may be converted into two shares of ILX Common Stock. The conversion rate shall be adjusted for dividends paid in ILX Common Stock, stock splits, reverse stock splits and stock re-classifications. The foregoing discussion of the Series B Stock is qualified in its entirety by reference to the Certificate of Designation for the Series B Stock, a copy of which may be obtained from ILX.

Description of Series C Stock

         In connection with the Merger of Genesis into ILX's wholly-owned subsidiary, ILX authorized 309,000 shares of non-voting Series C Convertible Preferred Stock, $10.00 par value ("Series C Stock"). ILX issued 305,652 shares of Series C Stock, of which 279,558 shares remain issued and outstanding at September 30, 1996. The Series C Stock has been issued, along with certain shares of ILX Common Stock, to former Genesis Shareholders in exchange for their Genesis common stock.

         The Series C Stock is entitled to receive dividends, when and as declared by ILX's Board of Directors, out of any funds legally available therefore at the rate of $.60 per share per annum (the "Dividend Preference"), payable in preference and priority to any payment of any dividend on ILX Common Stock but subordinate and subject to the dividend rights of the Series A Stock. Except for Cumulation Shares (as hereafter defined) issuable on conversion or liquidation of the Series C Stock, the right to Dividend Preference is not cumulative. If, during any year prior to the fifth anniversary (November 1, 1998) of the effective date of the Merger between ILX's wholly owned subsidiary, ILEAC, and Genesis (see "The Company - Other Wholly Owned Subsidiaries -- Genesis Investment Group, Inc."), the Dividend Preference is not paid in full, the unpaid portion thereof will accumulate through November 1, 1998 (the total amount of such cumulation expressed in dollars is referred to herein as the "Dividend Arrearage"). ILX is not required to pay the Dividend Preference in cash except upon liquidation. "Cumulation Shares" means the total Dividend Arrearage (as of the date of calculation thereof) owed to any holder of Series C Stock with respect to all shares of Series C Stock owned of record by such holder divided by $6.00. Partial fiscal years are to be equitably prorated. The Series C Stock has a liquidation preference of $10.00 per share plus any Dividend Arrearage allocable to such shares. Such liquidation preference is subordinate to the liquidation preferences of ILX's Series A Stock and Series B Stock. The Series C Stock may be redeemed by ILX at any time on or after November 1, 1996 at a price of $10.00 per share plus payment of all declared but unpaid dividends. At the option of the holder, shares of Series C Stock may be converted into shares of ILX Common Stock after November 1, 1994 but prior to November 1, 2003 at a rate of five shares of ILX Common Stock for every three shares of Series C Stock. Upon conversion of a holder's Series C Stock, a holder of Series C Stock also shall convert the applicable Dividend Arrearage with respect to such shares into ILX Common Stock at the rate of one share of ILX Common Stock for every $6.00 of Dividend Arrearage. This summary of the terms of the Series C Stock is qualified in its entirety by the Certificate of Designation of the Series C Stock, a copy of which may be obtained from ILX.

Arizona Anti-takeover Legislation and Anti-takeover Devices

         Arizona Revised Statutes Sections 10-2701 et seq. were adopted by the Arizona legislature in an attempt to prevent corporate "greenmail" and to restrict the ability to acquire domestic corporations. These statutes generally apply to business combinations or control share acquisitions of "issuing public corporations," which are defined as corporations having a class of equity securities registered pursuant to Section 12 of the Exchange Act or subject to
Section 15(d) of the Exchange Act and either (i) incorporated under the laws of Arizona or (ii) having a principal place of business or principal executive office in Arizona, owning or controlling assets in Arizona that have a fair market value of at least $1,000,000 and having more than 500 employees residing in Arizona. ILX has securities registered pursuant to Section 12 of the Exchange Act and is subject to Section 15(d) of the Exchange Act, and therefore is subject to these statutes. These statutes could impede an acquisition of ILX and its affiliates.

         Arizona Revised Statutes Section 10-2704 limits the ability of a corporation to repurchase stock from a beneficial owner of more than 5% of the voting power of an issuing public corporation unless certain conditions are satisfied. ARS Section 10-2705 limits the ability of the issuing public corporation to enter into or amend any agreements containing provisions that increase the current or future compensation of any officer or director of the issuing public corporation during any tender offer or request or invitation for tenders of any class or series of shares of the issuing public corporation (other than an offer, request or invitation by the issuing public corporation). ARS Section 10-2721 regulates control share acquisitions, defined as a direct or indirect acquisition of beneficial ownership of shares of an issuing public corporation that would, when added to all other shares of the issuing public corporation beneficially owned by the acquiring person, entitle the acquiring person immediately after the acquisition to exercise either (a) more than 20% but less than 33-1/3% or (b) at least 33- 1/3% but less than 50% or (c) more than 50% of the voting power. Among other things, control share acquisitions exclude statutory mergers and acquisitions, and acquisitions pursuant to security agreements. Within ten days after engaging in a control share acquisition, the acquiring person must deliver to the issuing public corporation an information statement setting forth the identity of the acquiring person and all of its affiliates, the number and class of securities of the issuing public corporation beneficially owned before, and to be acquired in, the control share acquisition, and the terms of the control share acquisition. The shares acquired in a control share acquisition have all the same voting rights as other shares in elections for directors, but do not have the right to vote on other matters unless approved by a resolution of shareholders of the issuing public corporation other than the acquiring person and any officer or director. If the shareholders vote not to accord voting rights to the shares acquired by the acquiring person, the issuing public corporation may redeem the control shares at their then current market price. Finally, in certain circumstances, ARS Section 10-2741 prohibits an issuing public corporation or a subsidiary thereof from engaging in a business combination with any interested shareholder of the issuing public corporation or any affiliate or associate of the interested shareholder for three years after the interested shareholder's share acquisition date.

         The constitutionality of these provisions of Arizona law has not been tested under Arizona or federal law. No assurance can be given that such statutes would withstand any such constitutional challenge. The existence of these statutes may make ILX a less attractive merger or acquisition candidate.

         Except as described above with respect to the statutory provisions of the Arizona anti-takeover laws, ILX has not adopted any anti-takeover devices with respect to its equity or debt securities. See "Risk Factors -- Arizona Anti-takeover Provisions."

                         SEC POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Articles 13 and 14 of ILX's Articles of Incorporation, under certain circumstances, provide for the indemnification of ILX's officers and directors against liabilities they may incur in such capacities. A summary of the circumstances in which such indemnification is provided is contained herein, but that description is qualified in its entirety by reference to Articles 13 and 14 of ILX's Articles of Incorporation.

         In general, any director or officer of ILX is eligible to be indemnified against all expenses, including attorneys' fees, judgments, fines, punitive damages and amounts paid in settlement, that were incurred in connection with a proceeding to which the director or officer was a party as a result of his or her relationship with ILX, unless (1) the individual breached his or her duty of loyalty to ILX, (2) the individual's acts or omissions are not in good faith, (3) the individual engaged in intentional misconduct or knowing violation of law, or (4) indemnification is expressly prohibited by applicable law. In addition, ILX will not indemnify a director or officer for any liability incurred in a proceeding initiated (or participated in as an intervenor or amicus curiae) by the officer or director seeking indemnification unless such initiation or participation is authorized by the affirmative vote of a majority of the directors in office.

         ILX shall advance funds to pay the expenses of any officer or director involved in a proceeding provided ILX receives an undertaking that the individual will repay the funds if it is ultimately determined that he or she is not entitled to indemnification. The indemnification rights granted to ILX's officers and directors are deemed to be a legally binding contract between ILX and each such officer and director. Any repeal, amendment or modification of Articles 13 or 14 of ILX's Articles of Incorporation shall be effective prospectively and shall not affect any prior rights or obligations concerning the indemnification of ILX's officers and directors.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                  LEGAL OPINION

         The validity, under Arizona corporate law, of the Selling Shareholders' Common Stock being offered hereby may be passed upon by the law firm of Colombo & Bonacci, P.C., 2525 East Camelback Road, Suite 840, Phoenix, Arizona.

================================================================================

No person is authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the securities offered by this Prospectus in any jurisdiction to or from any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any distribution of the securities to which this Prospectus relates shall, under any circumstances, create any implication that there has been no change in the affairs of ILX since the date of this Prospectus.


                       -----------------------------------

                                TABLE OF CONTENTS

AVAILABLE INFORMATION .....................................................    2

INCORPORATION BY REFERENCE ................................................    2

RISK FACTORS ..............................................................    3

THE COMPANY ...............................................................    7

RATIO OF EARNINGS TO FIXED CHARGES ........................................   16

USE OF PROCEEDS ...........................................................   16

SELLING SHAREHOLDERS ......................................................   16

PLAN OF DISTRIBUTION ......................................................   18

DESCRIPTION OF ILX SECURITIES AND PERTINENT
 ARIZONA STATUTES .........................................................   19

SEC POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES ............................................   21

LEGAL OPINION .............................................................   22

                        --------------------------------


                                8,456,988 Shares

                                   __________

                                ILX INCORPORATED


                                  Common Stock





                                   __________

                                   PROSPECTUS
                                   __________

                                     PART II

                            INFORMATION NOT REQUIRED
                                  IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The following is an itemized statement of expenses incurred in connection with this Registration Statement. All such expenses will be paid by ILX.


            Registration Fee........................................  $   489.12
            Public accountants' fees................................  $ 5,000.00
            Legal fees and expenses.................................  $ 6,000.00
            Printing and engraving expenses.........................  $ 1,800.00
            Transfer agent's fees...................................  $ 1,000.00
                                                                      ----------

                      TOTAL.........................................  $14,289.12
                                                                      ==========

All of the above items, except the Registration Fee, are estimates.

Item 15. Indemnity of the Officers and Directors and Commission Position on Such Indemnity.

         Articles 13 and 14 of ILX's Articles of Incorporation, under certain circumstances, provide for the indemnification of ILX's officers and directors against liabilities they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to Articles 13 and 14 of ILX's Articles of Incorporation.

         In general, any director or officer of ILX is eligible to be indemnified against all expenses, including attorneys' fees, judgments, fines, punitive damages and amounts paid in settlement, that were incurred in connection with a proceeding to which the director or officer was a party as a result of his or her relationship with ILX, unless (1) the individual breached his or her duty of loyalty to ILX, (2) the individual's acts or omissions are not in good faith, (3) the individual engaged in intentional misconduct or knowing violation of law, or (4) indemnification is expressly prohibited by applicable law. In addition, ILX will not indemnify a director or officer for any liability incurred in a proceeding initiated (or participated in as an intervenor or amicus curiae) by the officer or director seeking indemnification unless such initiation or participation is authorized by the affirmative vote of a majority of the directors in office.

         ILX shall advance funds to pay the expenses of any officer or director involved in a proceeding provided ILX receives an undertaking that the individual will repay the funds if it is ultimately determined that he or she is not entitled to indemnification. The indemnification rights granted to ILX's officers and directors are deemed to be a legally binding contract between ILX and each such officer and director. Any repeal, amendment or modification of Articles 13 or 14 of ILX's Articles of Incorporation shall be effective prospectively and shall not affect any prior rights or obligations concerning the indemnification of ILX's officers and directors.

Item 16.  Exhibits.

         The Exhibits required by Item 601 of Regulation S-K have been supplied as follows:

        Exhibit
        Numbers       Description of Exhibit                            Page No.
        -------       ----------------------                            --------

          05          Legal Opinion of Colombo & Bonacci, P.C.             28

          10          Aquisition Agreement                                 34

          12          Statement Regarding Computation of Ratios            62

         23.1         Consent of Colombo & Bonacci, P.C.                   63

         23.2         Consent of Deloitte & Touche LLP                     64


Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

                  (iii)           To  include  any  material   information  with
                                  respect  to  the  plan  of  distribution   not
                                  previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that the undertakings set forth in paragraphs 1(i) and 1(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (5) To deliver or cause to be delivered with the Prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                 (6) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                 (7) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on February 27, 1997.

                                               ILX INCORPORATED



                                               By /s/ Joseph P. Martori
                                                 -------------------------------
                                                 Joseph P. Martori, Chairman and
                                                 Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                         Title                           Date
---------                         -----                           ----

/s/ Joseph P. Martori
------------------------          Chairman/Chief Executive         2/27/97
Joseph P. Martori                 Officer/Director                --------------

/s/ Nancy J. Stone
------------------------          President/Chief Financial        2/27/97
Nancy J. Stone                    Officer/Director                --------------

/s/ Denise Janda
------------------------          Vice-President/Controller        2/27/97
Denise Janda                                                      --------------

/s/ Ronald D. Nitzberg
------------------------          Director                         2/27/97
Ronald D. Nitzberg                                                --------------

/s/ Edward J. Martori
------------------------          Director                         2/27/97
Edward J. Martori                                                 --------------

/s/ James W. Myers
------------------------          Director                         2/27/97
James W. Myers                                                    --------------

/s/ Steven R. Chanen
------------------------          Director                         2/27/97
Steven R. Chanen                                                  --------------

/s/ Michael W. Stone
------------------------          Director                         2/27/97
Michael W. Stone                                                  --------------

/s/ Edward S. Zielinski
------------------------          Executive Vice-President/        2/27/97
Edward S. Zielinski               Director                        --------------